Tel: 813-321-6869 501 E Kennedy Blvd, Suite 910 Fax: 813-448-1886 Tampa, FL 33602 www.bdo.com August 20, 2020 Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on August 17, 2020, to be filed by our former client, Apyx Medical Corp. We agree with the statements made in response to that Item insofar as they relate to our Firm. Very truly yours, BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms. BDO is the brand name for the BDO network and for each of the BDO Member Firms. AM 51A2.10 – (4/11) L-150